Filed Pursuant to Rule 433

Registration Statement No. 333-204274

September 29, 2015

FINAL PRICING TERM SHEET

F.N.B. Corporation

$100,000,000

4.875% Subordinated Notes Due 2025

The following information supplements the Preliminary Prospectus Supplement, dated September 28, 2015 (the “Preliminary Prospectus”). Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus.

Issuer:	F.N.B. Corporation (the Corporation)

Security:	$100 million aggregate principal amount of 4.875% subordinated notes due 2025

Trade Date:	September 29, 2015

Settlement Date:	October 2, 2015 (T+3)

Maturity Date:	October 2, 2025

Interest Rate:	4.875% per annum

Interest Payment Dates:	2nd day of April and October of each year, commencing on April 2, 2016

Price to Public (Issue Price):	100.00%

Net Proceeds (before expenses) to Issuer:	$99,000,000

Optional Redemption; Redemption Upon Special Events:

Subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required, we may, at our option, redeem the Subordinated Notes in whole or in part on or after the 90th day prior to the Maturity Date.

In addition, subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required, we may, at our option, redeem the notes in whole but not in part upon the occurrence of (1) a “Tax Event,” (2) a “Tier 2 Capital Event” or (3) a “1940 Act Event,” (as each such term is defined in the Description of the Notes—Optional Redemption and Redemption Upon Special Events) in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Benchmark Treasury:	2.000% due August 15, 2025

Benchmark Yield:	2.058%

Spread to Benchmark Treasury:	T+ 281.7 basis points

Yield to Maturity:	4.875%

Ratings*:	Baa3 / BBB (Moody’s / Kroll)

Denomination:	$1,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	RBC Capital Markets, LLC Sandler O’Neill + Partners, L.P.

CUSIP/ISIN:	302520AB7 / US302520AB73

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer or the Sole Book-Running Manager will arrange to send you the prospectus and prospectus supplement if you request them by calling RBC Capital Markets, LLC toll free at 1-866-375-6829 or Sandler O’Neill + Partners, L.P. at 1-866-805-4128.